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EXHIBIT (21)

Subsidiaries of Empire

Subsidiary	State of Organization
EDE Holdings, Inc.	Delaware
Empire District Industries, Inc.	Delaware
The Empire District Gas Company	Kansas

Immaterial subsidiaries are not listed.

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Subsidiaries of Empire